July 29, 2013

Mr. Perry Hindin

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:                             MEMSIC, Inc.

Revised Preliminary Proxy Statement on Schedule 14A

Filed on July 29, 2013

File No. 1-33813

Schedule 13E-3 Amendment No. 2

Filed on July 29, 2013

File No. 5-83653

Dear Mr. Hindin:

On behalf of our client, MEMSIC, Inc. (the “Company” or “MEMSIC”), we have set forth below the responses of MEMSIC and, as applicable, the responses of IDG-Accel China Capital II L.P., IDG-Accel China Growth Fund II L.P., IDG-Accel China Investors II L.P., IDG Technology Venture Investments, L.P., IDG Technology Venture Investments, LLC, and IDG Technology Venture Investment III, L.P. (collectively, “IDG”), MZ Investment Holdings Limited (“Parent”), MZ Investment Holdings Merger Sub Limited (“Merger Sub”), and the “Individual Rollover Holders” (as defined below, and collectively, with MEMSIC, IDG, Parent, Merger Sub and the Individual Rollover Holders, the “Filing Persons”), to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in its letter of July 9, 2013 to Robert W. Sweet, Jr., counsel to MEMSIC.  The Individual Rollover Holders include sixteen officers and employees of the Company or its subsidiaries, comprised of the following individuals: Dr. Yang Zhao (MEMSIC’s President and Chief Executive Officer), Dr. Paul Zavracky (MEMSIC’s President of North American and European Operations), Ms. Patricia Niu (MEMSIC’s Chief Financial Officer), Mr. Yongyao Cai, Mr. Wei Zhang, Mr. Haidong Liu, Mr. Alexander Dribinsky, Dr. Dong An, Mr. James Fennelly, Dr. Eric Chojnacki, Ms. Lei Zhang, Mr. Noureddine Hawat, Mr. Leyue Jiang, Ms. Cheryl Merino, Mr. John Newton and Mr. Jose Rios.

MEMSIC is, concurrently with the submission of this letter, filing via EDGAR a revised preliminary proxy statement (the “Revised Proxy”), and the Filing Persons are, concurrently with the submission of this letter, filing via EDGAR Amendment No. 2 to Schedule 13E-3 (“Amendment No. 2”).  The Revised Proxy and Amendment No. 2 reflect responses to the Staff’s comments as well as certain conforming, updating and other changes.

The information provided in response to the Staff’s comments has been supplied by the Company and, as applicable, IDG, Parent, Merger Sub and the Individual Rollover Holders, which are solely responsible for the adequacy and accuracy of the information, as applicable.

For ease of reference, we reproduce below the Staff’s comments in bold, and include under each comment the responses of the Company and, as applicable, of IDG, Parent, Merger Sub and the Individual Rollover Holders.  Capitalized terms used but not defined in this letter have the respective meanings ascribed thereto in the Revised Proxy.

Preliminary Proxy Statement

Background of the Merger, page 20

1.                                      Any materials prepared by RBC and provided to the Company that are materially related to the Rule 13e-3 transaction, including any “board books” or draft fairness opinions provided or any summaries of presentations made to the Special Committee or the board, generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document in addition to being filed as an exhibit to the Schedule 13E-3. In addition, each presentation, discussion, or report held with or presented by RBC, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. While we note that the Company filed Exhibits (c)(3) through (c)(8) to Schedule 13E-3, it does not appear that the disclosure summarizes the presentations included in exhibits (c)(3), (c)(4), (c)(7) or (c)(8). Please advise or revise to summarize these reports in the disclosure. To the extent a report is an update to a prior report that is already summarized in the proxy statement, we would not object to the Company disclosing only the material differences between the reports, so long as such disclosure refers shareholders to the filed exhibits.

Exhibits (c)(3), (c)(4), (c)(5), and (c)(6) to the Schedule 13E-3 each consist of slide decks for oral presentations by RBC updating the Board of Directors, or (subsequent to the IDG proposal) the Special Committee, on the progress of RBC’s outreach activities and contacts with potential acquirers.  None of these reports included any recommendation, opinion or appraisal of the fairness of the consideration to be offered to unaffiliated stockholders.  Disclosure has been provided, or augmented, at pages 22, 22, 24 and 27, respectively, of the Revised Proxy under “Special Factors—Background of the Merger,” to provide a summary of the material contents of each of these presentations, and cross-references to the appropriate exhibits to the Schedule 13E-3 have also been provided.

Exhibit (c)(7) consists of RBC’s written presentation, dated December 20, 2012 confirming its oral presentation made on December 19, 2012, the substance of which is disclosed on page 28 of the Revised Proxy in the discussion of the December 19, 2012 meeting of the Special Committee.  This written presentation was discussed at a meeting of the Special Committee on December 21, 2012 (as the Special Committee did not meet on December 20).  Because the written presentation dated December 20 and discussed on December 21 simply confirmed the earlier oral presentation made on December 19 that is described on pages 27-28 of the Revised Proxy, MEMSIC respectfully suggests that it should not be necessary to provide a second, identical description of the report in connection with the discussion of the December 21 meeting.

Exhibit (c)(8) consists of a slide deck for RBC’s oral presentation analyzing the financial terms of the revised IDG proposal.  That presentation did not include any recommendation, opinion or appraisal of the fairness of the consideration to be received by unaffiliated stockholders.  A description of the presentation and its material content has been added, along with a cross-reference to the appropriate Exhibit to the Schedule 13E-3, to page 30 of the Revised Proxy.

2.                                      We note your response to prior comment 2. It is the Staff’s view that financial projections prepared by or on behalf of the Company that are materially related to the going-private transaction must be disclosed to shareholders regardless of whether such projections were provided to the Company’s financial advisor, the buyer or any potential bidder. Given that the preliminary projections for 2013 and 2014 (referenced on pages 25 and 55) that were discussed with the Special Committee on December 19 and 20, 2012 were (1) prepared by or on behalf of the Company and (2) provided to RBC, the Special Committee’s financial advisor hired to evaluate the potential Rule 13e-3 transaction, the preliminary projections appear to be materially related to the going-private transaction. Please disclose such projections in the proxy statement. In addition, please revise the disclosure on page 25 to reflect that such preliminary projections were discussed with the Special Committee on December 19 and 20, 2012. Currently, the disclosure on page 25 indicates such discussion only occurred on December 19.

The preliminary projections for 2013 and 2014 that were included in the RBC presentation materials and discussed at the Special Committee meetings on December 19 and 21, 2012 have been disclosed and discussed in the Revised Proxy under “Special Factors—Prospective Financial Information” starting on page 59, and the disclosure has been revised to state that such projections were discussed on both those dates.

3.                                      Similar to our preceding comment, given that management’s revised operating budget for 2013 that was presented to the Board at its meeting on January 11, 2013, was (1) prepared by Company management and (2) similar to the preliminary operating budget that had been included in the slide deck provided to potential bidders, such budget also appears to be materially related to the going-private transaction. Please disclose such projections in the proxy statement.

Alternatively, given the statement on page 55 that the revised operating budget was “consistent in all material respects” with the projection for 2013 that is included in the four-year projections presented on pages 56 through 61, please supplement the disclosure on page 55 to disclose the differences between the two projections and why the Company believes such differences are not material. Please also provide to the Staff on a supplemental basis the revised operating budget, marked to highlight all differences between the two projections.

The revised 2013 operating budget has been discussed and disclosed under “Special Factors—Prospective Financial Information.”

4.                                      Notwithstanding the response to prior comment 2 indicating that the disclosure under “Special Factors — Background of the Merger” has been modified to more clearly indicate which financial projections are referred to in each instance, it remains unclear which of the projections described on pages 54 and 55 are referred to in the “Background of the Merger” section. Similar to how the second and third bullet points on page 55 describe the projections and budget, please supplement the disclosure in the last two bullet points on page 54 and the first bullet point on page 55 to identify the dates on which such projections were reviewed, discussed, deliberated, etc. so that a reader can read the “Background of the Merger” section and identify the specific projections referenced. For example, revise page 54 and 55 to indicate that, if true:

•                  the “preliminary 2013 operating budget” was provided to bidders on December 6 and 7, 2012;

•                  the “four year projections” were discussed at the January 11, 2013 meeting; and

•                  the “revised four year projections” were considered by RBC as part of its presentation at the April 22, 2013 meeting.

The bullet points initially describing each set of projections have been augmented as suggested to more clearly identify when, and by whom, they were reviewed or discussed.

5.                                      We note your response to prior comment 3 and the related changes to the disclosure. Please revise the language in clause (i) on page 41.

In response to the Staff’s comment, the language in clause (i) on page 43 of the Revised Proxy has been revised.

6.                                     We note your response to prior comment 7. Please tell us why the December 2009 acquisition of Intellon Corporation by Atheros Communications, Inc. was not included in the Precedent Transaction Analysis.

We understand that RBC’s omission of the December 2009 acquisition of Intellon Corporation by Atheros Communications, Inc. from its Precedent Transaction Analysis was unintentional.

According to representatives of RBC, had the Intellon/Atheros transaction been included in the Precedent Transaction Analysis, the results of RBC’s analysis would not have been materially affected; the median revenue multiple would have increased by only 0.1x, and there would have been no impact on the median EBITDA multiple.

Merger Consideration, page 65

7.                                      Please advise why the values in the table are different than the values in the table contained in the initial preliminary proxy statement filed on May 21, 2013.

Generally, the values in the table on page 72 of the Revised Proxy are different than the values in the same table contained in the initial preliminary proxy statement filed on May 21, 2013 because restricted stock units belonging to certain individuals became vested on June 29, 2013, in accordance with the following:

•                  Patricia Niu — 8,750 shares

•                  Paul M. Zavracky, Ph.D. — 15,000 shares

•                  Quan Zhou, Ph.D. — 8,333 shares

•                  Michael Tung — 5,000 shares

•                  Roger W. Blethen — 5,000 shares

•                  Lawrence A. Kaufman — 5,000 shares

In order to allow Ms. Niu and Dr. Zavracky to cover the tax liabilities related to the vesting of these restricted stock units, the Company purchased 2,815 of Ms. Niu’s newly-vested shares and 4,898 of Dr. Zavracky’s newly-vested shares at $4.10 per share (the closing price of the Common Stock on June 28, 2013).  These stock purchases have been disclosed under “Important Information Regarding MEMSIC—Transactions in Common Stock—Transactions During the Past 60 Days” on pages 121-122 of the Revised Proxy, and the shares purchased by the Company are no longer included as part of the table on page 72 of the Revised Proxy.

Further, the value of the Common Stock held by Drs. Zhao and Zavracky was revised to more accurately reflect the number of shares of Common Stock held by these two individuals.

On July 5, 2013, Ms. Patricia Niu acquired 35,000 shares of Common Stock through the exercise of options granted to her in the course of her employment.  As a result, further revisions (beyond those made to this table prior to the July 3, 2013 filing of the revised preliminary proxy statement) have been made to this table in the Revised Proxy.

8.                                      We note that you, on behalf of the filing persons, provided the acknowledgments we requested in our letter dated June 18, 2013. Please note that our letter requested that the representations come directly from each of the filing persons. In your next response, please provide the representations directly from each filing person.

In response to the Staff’s comment, this response letter includes the requested representations made directly from each Filing Person (please see below).

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The information provided in response to the Staff’s comments has been supplied by the Company and, as applicable, IDG, Parent, Merger Sub and Individual Rollover Holders

I have been expressly authorized to inform you, on behalf of the Company and each other Filing Person, that each of the Company and such other Filing Person acknowledges that:

•                  the Filing Persons are responsible for the adequacy and accuracy of the information in the filings;

•                  the Staff’s comments or any changes in the disclosure in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•                  no Filing Person may assert the Staff’s comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

The Company is endeavoring to mail the definitive proxy statement in connection with the proposed merger as soon as possible and in any event by August 2, 2013, assuming clearance by the Staff.  The Company will greatly appreciate the Staff’s assistance in in this regard.

Thank you for your continued courtesy and cooperation.

Sincerely,

/s/ Robert W. Sweet, Jr.
Robert W. Sweet, Jr.